VIA EDGAR

October 10, 2012

Mr. Brad Skinner

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Gran Tierra Energy Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 27, 2012

File No. 001-34018

Dear Mr. Skinner:

On behalf of Gran Tierra Energy Inc. (“Gran Tierra” or the “Company”) we are responding to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 24, 2012, with respect to Gran Tierra’s Form 10-K listed above (the “2011 Form 10-K”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Proved Undeveloped Reserves, page 18

1. Your disclosure under this section indicates that proved undeveloped reserves in Argentina increased during 2011 as a result of the Petrolifera acquisition, and that proved undeveloped reserves in the Moqueta and Costayaco fileds in Colombia did not change materially during 2011. This implies that you did not convert material amounts of proved undeveloped reserves to proved developed during the year. Supplementally, tell us the volume of provide undeveloped reserves converted to proved developed during the year. Additionally, tell us how the volume of proved undeveloped reserves converted to proved developed during the year compared to your development plans as of the beginning of the year.

Response:

As derived on page 18 of the 2011 Form 10-K, the total change to the proved undeveloped reserves in 2011 was 4.1 million barrels of oil equivalent (“MMBOE”). Of the ending balance shown on page 18 of the 2011 Form 10-K, 38%, or 3.2 MMBOE, was disclosed as acquired in Argentina upon acquisition of Petrolifera Petroleum Ltd. (“Petrolifera”). The remaining 0.6 MMBOE and 0.3 MMBOE increases in proved undeveloped reserves in Colombia and through acquisition in Brazil, respectively, did not constitute material changes.

300, 611-10th Avenue SW, Calgary, Alberta, Canada          (403) 265-3221 Fax (403) 265-3242          www.grantierra.com

Argentina

At December 31, 2010, Gran Tierra had 0.2 MMBOE of proved undeveloped reserves in Argentina. Gran Tierra did not convert material amounts of proved undeveloped reserves to proved developed reserves in Argentina during 2011.

Under the 2011 development plan for Argentina, Gran Tierra did not plan to convert proved undeveloped reserves to proved developed reserves during the year. At December 31, 2011, the Company had a development plan in place to convert all proved undeveloped reserves to proved development reserves within five years after their initial disclosure.

At December 31, 2011, Gran Tierra had 3.3 MMBOE of proved undeveloped reserves in Argentina, of which 3.2 MMBOE, or 97% of the Company’s proved undeveloped reserves in Argentina, were associated with fields that were acquired in connection with the acquisition of Petrolifera in March 2011.

Colombia

At December 31, 2010, Gran Tierra had 3.9 MMBOE of proved undeveloped reserves in Colombia. Gran Tierra converted 3.9 MMBOE to proved developed reserves during 2011 and had additions of 4.6 MMBOE to proved undeveloped reserves. The development plan included infill drilling and facilities construction in the Moqueta field, where all proved reserves were proved undeveloped reserves at December 31, 2010, and infill drilling and a pressure maintenance project in the Costayaco field. This activity resulted in the conversion of the proved undeveloped reserves to proved developed reserves and was consistent with the 2011 development plan for Colombia.

The 2011 additions to proved undeveloped reserves in Colombia comprise primarily 3.1 MMBOE related to delineation activities and technical revisions in the Moqueta field and 1.3 MMBOE related to technical revisions in the Costayaco field. The remaining 0.2 MMBOE was related to other fields in Colombia.

2. Your disclosure under this section indicates that all your proved undeveloped reserves are scheduled for development within five years. Confirm to us that, for all your proved undeveloped reserves, a development plan has been adopted which indicates that the reserves are scheduled to be drilled within five years of initial booking as proved reserves. For any proved undeveloped reserves not schedule to be drilled within five years of initial booking, describe the specific circumstances which justify a longer time. See Compliance and Disclosure Interpretation 131.04 for information regarding what constitutes adoption of a development plan. See Compliance and Disclosure Interpretations 108.01 and 131.03 for information regarding “development projects” and “specific circumstances”.

Response:

Gran Tierra confirms that for all the Company’s proved undeveloped reserves a development plan has been adopted which indicates that the reserves are scheduled to be drilled within five years of initial disclosure as proved reserves.

3. Send us, as supplemental information, a reconciliation of beginning and ending provide undeveloped reserves for the years ending December 31, 2010 and 2011. The reconciliation should include beginning and ending balances, as well as changes during the year attributable to purchases, sales, discoveries and extensions and provide undeveloped reserves converted to proved.

Response:

The following table provides a reconciliation of beginning and ending proved undeveloped reserves for the years ending December 31, 2010 and 2011:

Oil equivalent
MMBOE
Balance as at December 31, 2009	0.8
Discoveries and extensions	4.0
Converted to proved developed	(0.7)
Balance as at December 31, 2010	4.1
Purchases	3.8
Discoveries and extensions	1.6
Converted to proved developed	(4.0)
Technical revisions	2.7
Balance as at December 31, 2011	8.2

Supplementary Data, page 81

Reserve Quantity Information, page 81

4. Revise to include net quantities of proved undeveloped reserves of oil and gas for all periods presented. Refer to ASC 932-235-50-4.

Response:

The following amended table discloses net quantities of proved undeveloped reserves of oil and gas as at December 31, 2011, 2010 and 2009, as required by ASC 932-235-50-4.

	Colombia		Argentina		Brazil		Total
	Oil	Gas	Oil	Gas	Oil	Gas	Oil	Gas
	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)
Proved Developed and Undeveloped Reserves, December 31, 2008	17,681	1,162	1,557	-	-	-	19,238	1,162
Extensions and Discoveries	2,025	-	-	-	-	-	2,025	-
Purchases of Reserves in Place	(113)	-	-	-	-	-	(113)	-
Production	(4,284)	(49)	(337)	-	-	-	(4,621)	(49)
Revisions of Previous Estimates	5,482	-	71	756	-	-	5,553	756
Proved Developed and Undeveloped reserves, December 31, 2009	20,791	1,113	1,291	756	-	-	22,082	1,869
Extensions and Discoveries	3,107	-	43	-	-	-	3,150	-
Purchases of Reserves in Place	-	-	-	-	-	-	-	-
Production	(4,945)	(269)	(283)	-	-	-	(5,228)	(269)
Revisions of Previous Estimates	3,532	388	62	(756)	-	-	3,594	(368)
Proved Developed and Undeveloped Reserves, December 31, 2010	22,485	1,232	1,113	-	-	-	23,598	1,232
Extensions and Discoveries	4,009	-	47	-	-	-	4,056	-
Purchases of Reserves in Place	238	13,797	4,639	4,825	396	-	5,273	18,622
Production	(5,349)	(268)	(727)	(1,143)	(43)	-	(6,119)	(1,411)
Revisions of Previous Estimates	4,042	(121)	72	-	-	-	4,114	(121)
Proved Developed and Undeveloped Reserves, December 31, 2011	25,425	14,640	5,144	3,682	353	-	30,922	18,322
Proved Developed Reserves, December 31, 2009 (2)	20,194	1,113	1,080	756	-	-	21,274	1,869
Proved Developed Reserves, December 31, 2010 (2)	18,528	1,232	940	-	-	-	19,468	1,232
Proved Developed Reserves, December 31, 2011 (2)	20,899	13,927	1,918	3,351	54	-	22,871	17,278
Proved Undeveloped Reserves, December 31, 2009	597	-	211	-	-	-	808	-
Proved Undeveloped Reserves, December 31, 2010	3,957	-	173	-	-	-	4,130	-
Proved Undeveloped Reserves, December 31, 2011	4,526	713	3,226	331	299	-	8,051	1,044

(1) Proved oil and gas reserves are the estimated quantities of natural gas, crude oil, condensate and NGLs that geological and engineering data demonstrate with reasonable certainty can be recovered in future years from known reservoirs under existing economic and operating conditions. Reserves are considered “proved” if they can be produced economically, as demonstrated by either actual production or conclusive formation testing.

(2) Proved developed oil and gas reserves are expected to be recovered through existing wells with existing equipment and operating methods.

Gran Tierra undertakes to provide this disclosure in the supplementary data disclosure in future Form 10-Ks, including the Form 10-K for the year ended December 31, 2012, which will be filed in February 2013.

Net quantities of proved undeveloped reserves of oil and gas as at December 31, 2011, 2010 and 2009, can be calculated from the disclosure provided on page 81 of the filed 2011 Form 10-K by deducting proved developed reserves from total proved developed and undeveloped reserves. Additionally, net quantities of proved undeveloped reserves of oil and gas as at December 31, 2011 were disclosed in the table under the heading “Reserves” on page 17 of the 2011 Form 10-K; as at December 31, 2011 and 2010, under the heading “Proved Undeveloped Reserves” on page 18 of the 2011 Form 10-K; and by country as at December 31, 2011, in Exhibit 99.1 Third Party Report on Reserves of the 2011 Form 10-K.

As users of the 2011 Form 10-K seeking to review the net quantities of proved undeveloped reserves of oil and gas for the respective periods are easily able to derive these net quantities from the table on page 81 of the 2011 Form 10-K, to obtain these amounts directly from page 18 of the 2011 Form 10-K with respect to December 31, 2011 and 2010, or to obtain these amounts directly from Exhibit 99.1 to the 2011 Form 10-K with respect to December 31, 2011, to make informed decisions relating to proved undeveloped reserves, Gran Tierra respectfully submits that the omission of this information from the table is not an omission sufficient in magnitude as to make it necessary to amend and refile the 2011 Form 10-K to include this information in the supplementary data.

* * * *

In addition, Gran Tierra Energy Inc. acknowledges:

•	Gran Tierra is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gran Tierra may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (403) 265-3221, ext. 2223, if you have any questions or would like any additional information regarding this matter.

Sincerely,

Gran Tierra Energy Inc.

By:	/s/ James Rozon
James Rozon
Chief Financial Officer

cc:	Dana Coffield – Chief Executive Officer and President
Nancy H. Wojtas, Esq.